July 28, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (559) 665-7066

Mr. Phil Hamilton
President and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA  93610

Re:	Global Diversified Industries, Inc.
Form 10-KSB for the year ended April 30, 2004
      Filed August 17, 2004
      File No. 333-83231

Dear Mr. Hamilton:

      We have reviewed your response letter dated July 14, 2005 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We read your response to comment 1 and reissue our prior comment 1 in part. Please provide us with a summary that includes the period in which each plan was initially capitalized and the periods in which subsequent modification costs were incurred.

2. We note that you acquired each of your plans in connection with prior business combinations. Please provide us with the following information related to each of your business combinations:

a. Date of acquisition;

b. The name and a brief description of the acquired entity and the percentage of voting equity interest acquired;

c. The cost of the acquired entity and the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date; and

d. Describe your involvement in the production of each of the plans acquired in connection with the aforementioned business combinations.


3. Your response to comment 3 suggests that management believes the lowest level of identifiable cash flows that are largely independent of the cash flows of other assets and liabilities to be at the aggregate plan level since cash flows from individual plans cannot be separately identified. Please explain why you cannot separately identify cash flows attributable to individual plans. In addition, please further explain to us how your plan assets are intermingled and why separate identification is impossible without undue hardship.

4. We note from your response to comment 5 that you do not consider yourself a contractor subject to SOP 81-1. SOP 81-1 prescribes the accounting for contracts in all industries, as specified in paragraphs 11 to 17. Please tell us how you concluded and your basis for conclusion with respect to whether your contracts fall in the scope of SOP 81-1. If your contracts fall within the scope of SOP 81-1, please tell us how you will revise your accounting policy to explain how you account for revenues and costs under SOP 81-1.

5. We note that under SOP 81-1 cost of sales would only increase by
approximately $216,000 compared to your deferred engineering and architectural costs of approximately $364,000 at April 30, 2004. Your response to comment 3 indicates that you cannot separately identify cash flows attributable to individual plans. In light of your lack of ability to identify cash flows attributable to individual plans please explain to us your basis for allocating these costs upon receipt of anticipated contracts, as required by
paragraph
75(e) of SOP 81-1.  Please also explain what the remaining
$148,000
of deferred costs represents.

6. Please explain to us how each of the internal pre-contract costs referred to in your response to comment 5 meets the definition of pre-contract costs in accordance with paragraphs 73 - 75 of SOP 81-1.
In addition, please provide us with a listing of each anticipated contract and the amount of pre-contract costs allocated to such contract at April 30, 2004, including the $148,000 of remaining engineering and architectural costs referred to in comment 5.

7. We note your conclusion that the application of SOP 81-1 would not have a material impact on the historical financial statements. Notwithstanding your response to the above comments, given the impact on your net loss for the year ended April 30, 2004 please provide us with a comprehensive quantitative and qualitative analysis supporting your conclusion. Refer to SAB 99 (SAB Topic 1-M.)


*  *  *  *




	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Phil Hamilton
Global Diversified Industries, Inc.
July 28, 2005
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